Exhibit 99.(a)(1)(G)

Form of Email Reporting Results to Offer Participants

On behalf of GlobalOptions Group, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding stock options (the “Options”) granted under the Company’s 2006 Long-Term Incentive Plan, 2006 Stock Option Plan or 2005 Stock Option Plan for restricted stock units (“Restricted Stock Units”) the Company will grant under the 2006 Long-Term Incentive Plan (the “Plan”).  All capitalized terms used in this e-mail that are not defined herein have the meanings given to those terms in the Company’s Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer of Exchange”).

The Offer expired at 11:59 p.m. New York time on June 25, 2008.  Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Options tendered to it, for a total of _________ shares of Common Stock, and canceled all such Eligible Options.

In accordance with the terms and subject to the conditions of the Offer, the number of Restricted Stock Units that you will be granted in exchange for the cancellation of your Eligible Options will be equal to the number of Eligible Options tendered by you divided by three (3).  If any particular grant of Eligible Options you exchange is not divisible by three (3), the number of Restricted Stock Units that you will be granted in exchange for the cancellation of such grant of Eligible Options will be rounded up to the nearest whole number of Restricted Stock Units.  The terms and conditions of the Restricted Stock Units are described in the Offer of Exchange and include the following:

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Shares of Common Stock will be delivered in satisfaction of your Restricted Stock Units upon vesting (assuming you have furnished the Company with, or otherwise made provision for, sufficient funds to satisfy the Company’s withholding obligations);

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For all Eligible Persons, other than Harvey W. Schiller Ph.D., Jeffrey O. Nyweide, James Lee Witt, Howard Safir, Halsey Fischer, Thomas Ondeck and all independent members of our Board of Directors (collectively, “Senior Management and Directors”), Restricted Stock Units will become vested in two (2) equal annual installments; 1/2 on the first anniversary of the Grant Date and 1/2 on the second anniversary of the Grant Date;

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For Senior Management and Directors, Restricted Stock Units will become vested in three (3) equal annual installments; 1/3 on the first anniversary of the Grant Date, 1/3 on the second anniversary of the Grant Date and 1/3 on the third anniversary of the Grant Date;

•	Vesting of Restricted Stock Units is contingent upon your continuous employment with or service to GlobalOptions through the applicable vesting dates; and

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If you exchange your Eligible Options and your employment with or service to the Company is terminated prior to the full vesting of your Restricted Stock Units, you will forfeit and have no further rights with respect to any unvested portion of your Restricted Stock Units.

In accordance with the terms of the Offer of Exchange, the Company will grant you Restricted Stock Units on or about June 26, 2008, although for administrative processing reasons, you may not receive notice of your RSUs grant for a period of time after the Grant Date.  As described in the Offer to Exchange, you will be receiving a Notice of Grant of Restricted Stock Units in connection with your Restricted Stock Units.

If you have any questions about your rights in connection with the grant of Restricted Stock Units, please contact Rob Toro at (212) 445-6262 or ExchangeOffer@GlobalOptionsGroup.com.